Golden Trinity LLC (the "Company") a Wyoming Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

Golden Trinity LLC

As of March 19, 2026

DISTRIBUTION ACCOUNT	MAR 1 - DEC 31 2024	2025	JAN 1 - MAR 19 2026
Assets			
Current Assets			
Bank Accounts			
Business Adv Relationship - 0524 - 1	-6,313.61	13,829.77	-5,584.97
Total for Bank Accounts	**-6,313.61**	**13,829.77**	**-5,584.97**
Total for Current Assets	**-6,313.61**	**13,829.77**	**-5,584.97**
Fixed Assets			
2514 Sheraton		7,000.00	7,000.00
Total for Fixed Assets		**7,000.00**	**7,000.00**
Total for Assets	**-6,313.61**	**20,829.77**	**1,415.03**
Liabilities and Equity			
Liabilities			
Current Liabilities			
Credit Cards			
CORP Account - Business Adv Unlimited Cash Rewards - 4397 - 1	10,623.86	-3,118.55	-4,924.02
Total for Credit Cards	**10,623.86**	**-3,118.55**	**-4,924.02**
Total for Current Liabilities	**10,623.86**	**-3,118.55**	**-4,924.02**
Total for Liabilities	**10,623.86**	**-3,118.55**	**-4,924.02**
Equity			
Membership Equity	500.00	66,081.54	66,081.54
Retained Earnings		-17,437.47	-42,133.22
Net Income	-17,437.47	-24,695.75	-17,609.27
Total for Equity	**-16,937.47**	**23,948.32**	**6,339.05**
Total for Liabilities and Equity	**-6,313.61**	**20,829.77**	**1,415.03**

Profit and Loss

Golden Trinity LLC

March 1, 2024-March 19, 2026

DISTRIBUTION ACCOUNT	MAR 1 - DEC 31 2024	2025	JAN 1 - MAR 19 2026	TOTAL
Income				
Gross Profit				
Expenses				
Appraisal		413.99		413.99
Bank Charges	149.75	322.90	114.00	586.65
Contract Labor		234.47	8,400.00	8,634.47
Entity Registrations		154.00		154.00
Interest Expense		1,307.60	335.32	1,642.92
Legal Fees		300.00		300.00
Marketing			3,000.00	3,000.00
Platform Fees			250.00	250.00
Professional Fees	17,326.22	18,947.05	5,000.00	$41,273.27
Accounting & Audit Fees		3,000.00		3,000.00
Total for Professional Fees	**17,326.22**	**21,947.05**	**5,000.00**	**$44,273.27**
Subscriptions		15.74	509.95	525.69
Total for Expenses	**17,475.97**	**24,695.75**	**17,609.27**	**$59,780.99**
Net Operating Income	**-17,475.97**	**-24,695.75**	**-17,609.27**	**-$59,780.99**
Other Income				
Cash Rewards	38.50			38.50
Total for Other Income	**38.50**			**$38.50**
Net Other Income	**38.50**			**$38.50**
Net Income	**-17,437.47**	**-24,695.75**	**-17,609.27**	**-$59,742.49**

Golden Trinity LLC
Statement of Cash Flows

Golden Trinity LLC | Regulation CF Cash Flow Statement			
Bank of America Business Advantage Relationship | September 2025			
Beginning Balance:			**$29,966.42**
CASH INFLOWS			
Date	Description	Category	Amount ($)
	No inflow transactions		
Total Cash Inflows			**$0.00**
CASH OUTFLOWS			
Date	Description	Category	Amount ($)
09/02/2025	Online scheduled payment to CRD 4397 Conf# 3581483347	Credit Card Payments (CRD 4397)	$30.00
09/03/2025	Manatee County Court – EPAY ID:1872601-37029	Court & Filing Fees	$5.00
09/15/2025	RV* 145 Hollis Chapel – RicherValues.com AZ (Property Valuation)	Real Estate Research & Due Diligence	$413.99
09/23/2025	Online Banking payment to CRD 4397 Conf# 3965277314	Credit Card Payments (CRD 4397)	$800.00
Total Cash Outflows			**$1,248.99**
Net Cash Flow			**-$1,248.99**
Ending Balance			**$28,717.43**


Golden Trinity LLC
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2025
Opening Balance	$0.00	-$16,937.47
Net profit/loss	-$17,437.47	-$24,695.75
Stock Issued	$500.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$16,937.47	$6,339.05


Unaudited


Golden Trinity LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Golden Trinity LLC (the "Company") is a corporation organized in March 21, 2024 under the laws of Wyoming. Golden Trinity LLC is a start-up, established to operate in real estate and pooled investments industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.